SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: April 30, 2004

FiberMark, Inc.

(Exact name of registrant as specified in charter)

Delaware	**001-12865**	**82-0429330**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

161 Wellington Road
P.O. Box 498
Brattleboro, Vermont 05302
(802) 257-0365

Item 5. Other Events.

On April 28, 2004, Moody's announced that it has withdrawn its ratings for FiberMark, citing the company's March 30, 2004, filing for chapter 11 protection under the U.S. Bankruptcy Code.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


FiberMark


Date: April 30, 2004   By: /s/ John E. Hanley

Vice President and Chief Financial Officer